Exhibit 99.1

 Attunity 2018 Analyst & Investor Day  HOT MARKET | FAST GROWTH | LARGE OPPORTUNITY

 September 13, 2018  Welcome and Attunity Growth Strategy  Analyst and Investor Day   Shimon AlonCHAIRMAN AND CEO

 This presentation, both written and oral, may contain certain "forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to the risk factors set forth in Attunity's latest Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This presentation, both written and oral, is not intended to provide you with a complete summary of Attunity’s business or financial results. For further information about us, you should read our reports and filings with the SEC. Our SEC filings are available at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549, Room 1580. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations. This presentation may contain certain non-GAAP financial measures. These measures should be considered in addition to results prepared in accordance with GAAP. The reconciliations of such measures to the comparable GAAP figures are included in the end of this presentation. This presentation, both written and oral, shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale by Attunity of any securities in any state which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.  Safe Harbor  3

          Q2’18 HIGHLIGHTS    Total Revenue Growth  70%  86%  2.1M  Term-Based License RevenueFor Attunity Replicate  License Revenue Growth  Non-GAAPOperating Income  Y/Y  $  47%  Y/Y

DRIVERS FOR STRONG GROWTH

Market

- **Aligned with Cloud adoption and Data Lake maturity**
- **Cloud** – accelerated adoption and Multi Cloud
- **Data Lake** – maturity driving scale and real-time needs
- **Brand** – stronger awareness and leadership recognition

Products

- **Cloud** – expanded offering, universal, multi-cloud (AWS, Azure, Google)
- **Data Lake** – expanded and unique value-prop with Compose for Hive
- **SAP** – unique offering

Partners

- **AWS** – strategic alliance. Large data lakes.
- **Microsoft** – strategic alliance. Large data lakes.
- **Hortonworks** – partner of the year
- **Snowflake** – new and fast growing, multi-cloud

Pricing

- **Time-based** – rapid adoption. Aligned with customer needs.
- **Larger deals** – expanded offering and up-sell oriented model

Sales Team

- **Strong Leadership**
- **Improved Productivity**
- **More Reps**

Balance Sheet

- **Enhance investments in marketing, sales, and product**
- **Removes barriers with large customers/ deals**

ATTUNITY
© 2018 Attunity
5

 Scaling to $200 Million  MARKET OPPORTUNITIES  SOLUTION INNOVATION  EXPANSION AND GROWTH

 Agenda – Markets   Session  Speaker  Market Needs & Opportunities  Brian HopkinsVP AND PRINCIPAL ANALYST FORRESTER   OPPORTUNITIES

 Agenda – Solutions  Session  Speaker  Vision & Roadmap  Itamar AnkorionCMO  Customer Success  Mark LoganPRESIDENT  Attunity Customer  Brandon LassiterDIRECTOR, EIM FERGUSON ENTERPRISES  Attunity Customer  Eric SchneiderCTO VERISK ANALYTICS  INNOVATION    Dan PotterVP PRODUCTS

 Agenda – expansion  Session  Speaker  Attunity Partner   Chris HealeyVP Alliances SNOWFLAKE  Competitive Differentiation  Stephen FosterEVP Sales – Americas  GROWTH

 Agenda – Summary  Session  Speaker  Financial Highlights  Dror ElkayamCFO  Q&A Session  Attunity Executives   Closing Remarks  Shimon AlonChairman and CEO  GROWTH

 Market opportunity  11  Itamar AnkorionCMOATTUNITY

 $205B by 2020 (1)        DATA LAKES    STREAMING  CLOUD    ON PREMISE    DATA WAREHOUSE  BATCH    Shift to Modern Data Architectures      2X DATA Every 2 Years (2)  82% Adopting Real-Time (3)

 Market Trends and opportunities  13  Brian HopkinsVP and Principal Analyst FORRESTER

 Brian HopkinsVP, Principal AnalystForrester Research  The Bronze Age Of Big Data  This deck is for events breakout presentations only. The three main goals of this deck:1. Remains legible to the audience in the back of a large keynote room. 2. It translates well to video and social media.3. It supports the brand. Use these yellow boxes for guidance on how various elements are meant to be used. Text should not be smaller than 32pt for titles and 28pt for body text. Text should not be smaller than 18pt on research graphic slides. If there are unique builds on certain slides, please indicate in the slide notes what kind of build you would like the design team to make.If using imagery, please see the following slide for information about legally using an image.If importing slides from other decks, please use guidance on slide three.

   Customers are in charge

   Insights-driven firms are winning

 Source: Insights-driven Business Set The Pace for Global Growth

   Exponential trends are still happening

 Source: Statisica  Metcalfe’s Law: the effect of a telecommunications network is proportional to the square of the number of connected users of the system (n2)  Internet of Things (IoT) connected devices installed base worldwide from 2015 to 2025 (in billions)

   What do these mean?  Source: Innoinsight.com    Reduced cost of understanding the worldReduced cost of software innovationIncrease the speed of business change

   “2 x 3 times as fast”  “Double what it was”  “Exponential, crazy!”

     How well does drafting workwhen the leader is accelerating faster than you can?

 Source: Source: Forrester's Global Business Technographics Priorities And Journey Survey, 2018. Base: 9,959 Purchase influencers (past 12 months/next 12 months)  Firm’s level of IT transformation maturity

   Prepare your data platform for acceleration

 Source: The Anatomy Of A System Of InsightForrester Data Global Business Technographics Data And Analytics Survey, 2017  47% are maintaining or increasing data lake investments  Batch data lakes need to evolve  Only 21% have adopted data lake acceleration tools

 Source: Use IoT To Link Physical Operations And Digital BusinessForrester Data Global Business Technographics Mobility Survey, 2017, 2018  $1.25B market in 2018  Firms need real-time data to connect the physical and digital world  23% use streaming analytics

 Source: Move Your Big Data To The Public CloudForrester Data Global Business Technographics Data And Analytics Survey, 2018  39% forecast CAGR for big data in public cloud   39% of current big data processing is in public cloud  The public cloud is necessary to keep the pace of innovation

 Welcome to the Bronze Age  …of Big Data

 Source: New, Evolving Tools To Manage Big Data Will Grow At Double-Digit Rates  $31B  13% CAGR  Big Data

 Brian Hopkins@BrianHForrbhopkins@forrester.com

 September 13, 2018  VISION & ROADMAP  Itamar AnkorionCHIEF MARKETING OFFICER

 Change is driving our business  MODERN INTEGRATION  Real-Time  Universal  Agile  Automated    MODERN PLATFORMS  Big Data  Cloud  Data Lakes  Streaming    MODERN ANALYTICS  AI/ML  IoT  Predictive  Real-Time

   MODERN ANALYTICS  REQUIRES  FOR EXAMPLE    AI/ML/IoT Analytics  Scale  Use data from 1000’s of sources with minimal development resources and impact    Streaming Analytics  Real-time  Create real-time streams from database transactions    Cloud Analytics  Efficiency  Transfer large data volumes from multiple data centers over limited network bandwidth    Agile Deployment  Automation  Enable non-developers to rapidly deploy solutions    Diverse Analytics Platforms  Flexibility  Easily adopt and adapt new platforms and methods                                                                                                Modern Analytics Require Modern Data Integration

 $205B by 2020 (1)        DATA LAKES    STREAMING  CLOUD    ON PREMISE    DATA WAREHOUSE  BATCH    Need is large and Growing      2X DATA Every 2 Years (2)  82% Adopting Real-Time (3)  Multi Cloud  Maturity & Variety  Source to Analytics

 Attunity’s market Opportunity  Cloud adoption, Data Lakes maturity, and Real-Time data are reshaping IT     Billions in Addressable Market across Global 2000 and Fortune 1000 companies     Legacy Data Integration technologies are an obstacle

 Attunity – Modern Data Integration   LEADING provider of Streaming CDC Support most sources with best performance and least impact  LEADING cloud database migration technologyAlready moved over 80,000 databases to public Cloud platforms   LEADING in agility and platform coverage Pre-packaged automation of complex processes and modern UX to accelerate delivery by “data people”                                                   THE LEADING PLATFORM FOR DELIVERING DATA EFFICIENTLY AND IN REAL-TIME TO CLOUDS, DATA LAKES, AND STREAMING ARCHITECTURES

RECOGNIZED BY GARTNER

2018 MAGIC QUADRANT FOR DATA INTEGRATION



CHALLENGERS
LEADERS
NICHE PLAYERS
VISIONARIES
Informatica
IBM
Talend
SAP
SAS
Oracle
Microsoft
Denodo
Attunity
Adeptia
Syncsort
TIBCO Software
Information Builders
Hitachi Vantara
Actian
ABILITY TO EXECUTRE
COMPLETENESS OF VISION
As of July 2018

Gartner

Source:
Magic Quadrant for Data Integration Tools,19 July 2018, Mark Beyer, Eric Thoo, Ehtisham Zaidi

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

ATTUNITY RECOGNIZED AS A MARKET CHALLENGER

Strengths:

- Leadership in data replication
- Strong OEM and partner momentum
- Strong alignment to growth and modern data integration needs

ATTUNITY

GROWING AWARENESS AND DEMAND

BRAND

- Events
- Thought leadership
- Search Marketing
- Social Marketing
- Analyst Relations

PROGRAMS

- ABM
- LDR Team
  - Develop inbound
  - Prospect outbound

PARTNERS

- GTM alignment with Cloud & Data Lake vendors
- Partner with SI companies building modern solutions
- Amplify awareness and lead gen
- Drive referrals

ATTUNITY
© 2017 Attunity
48

   Streaming data pipelines – Platform Vision  GENERATE change stream  DELIVERto Cloud and Data Lakes   REFINEfor analytic use  DESIGN AND MANAGE  Streaming Data Pipelines

                   Streaming data pipelines – EcoSystem Alignment                                                                              GENERATE change stream  DELIVERto Cloud and Data Lakes   REFINEfor analytic use  DESIGN AND MANAGE

 September 13, 2018  VISION & product direction  Dan PotterVP PRODUCTS

 MODERN INTEGRATION  Real-Time  Universal  Agile  Automated    MODERN PLATFORMS  Big Data  Cloud  Data Lakes  Streaming    What’s driving our business  MODERN ANALYTICS  AI/ML  IoT  Predictive  Real-Time

 MODERN INTEGRATION  Real-Time  Universal  Agile  Automated  Our differentiation

 Our Differentiation  MODERN INTEGRATION  Real-Time  Universal  Agile  Automated            AGENTLESS CDC  REAL-TIME STREAMS      Real-Time  STREAM DATA AND METADATA CHANGES    OPTIMIZED FOR EVERY SOURCE AND TARGET    MINIMAL IMPACT USING TRANSACTION LOGS

OUR DIFFERENTIATION

MODERN
INTEGRATION

- Real-Time
- Universal
- Agile
- Automated

30 SOURCES

DATABASE
Oracle
SQL Server
DB2 iSeries
DB2 z/OS
DB2 LUW
MySQL
PostgeSQL
Sybase ASE
Informix
ODBC

EDW
Exadata
Teradata
Netezza
Vertica
Pivotal

HADOOP
Hortonworks
Cloudera
MapR

SAP
ECC on Oracle
ECC on SQL
ECC on DB2
ECC on HANA
S4 HANA

CLOUD
AWS RDS
Amazon Aurora
Amazon Redshift
Salesforce

OTHER LEGACY
SQL/MP
Enscribe
RMS

MAINFRAME
DB2 for z/OS
IMS/DB
VSAM

FLAT FILES
Delimited
(e.g., CSV, TSV)

40 TARGETS

DATABASE
Oracle
SQL Server
DB2 LUW
MySQL
PostgreSQL
Sybase ASE
Informix
MemSQL

EDW
Microsoft PDW
Exadata
Teradata
Netezza
Vertica
Sybase IQ
Amazon Redshift
Actian Vector
SAP HANA

CLOUD
Amazon RDS
Amazon Redshift
Amazon S3
Amazon Aurora
Google Cloud SQL
Azure SQL DW
Azure SQL DB
Azure MySQL
Azure PostgreSQL
Snowflake

STREAMING
Kafka
Azure Event Hubs
MapR-ES
AWS Kinesis

SAP
HANA

FLAT FILES
Delimited
(e.g., CSV, TSV)

HADOOP
Hortonworks
Cloudera
MapR
Amazon EMR
HDInsight

ATTUNITY
55

 Our Differentiation  MODERN INTEGRATION  Real-Time  Universal  Agile  Automated            RUNS IN THE CLOUD, ON-PREM, OR BOTH  RUNS IN THE CLOUD, ON-PREM, OR BOTH                                                                                                              Agile  RAPID DEPLOYMENT WITH NO AGENTS ON SOURCES    FUTURE-PROOF FOR ‘ARCHITECTURES IN MOTION’

 Our Differentiation  MODERN INTEGRATION  Real-Time  Universal  Agile  Automated  AUTOMATE THE DATA PIPELINE   AUTOMATE MULTI-STAGE PROCESSING WITHOUT CODING    ADAPTS TO SOURCE AND TARGET CHANGES    HETEROGENEOUS & DISTRIBUTED WORKLOADS      GENERATE  DELIVER  REFINE  MANAGE  Automated

 KEY NEW OFFERINGS in last 12 months      New TargetsAmazon - S3, EMR, KinesisAzure - HDInsight, ADLS, MySQL, PostgresSQL, Event HubsGoogle - GCS, DataprocSnowflake – AWS, AzureSAP HANA, MapR ES, MemSQL  New AnalyticsCompose for Data Lakes – Amazon, Azure, Google, Hortonworks, ClouderaCompose for DW - Azure SQL DW  New SourcesSAP ECC HANASAP S4 HANAAmazon Redshift                GENERATE  DELIVER  REFINE  MANAGE  KAFKA  Metadata & Lineage              From hive to spark  AEM Analytics

   Streaming data pipelines – Platform Vision  DESIGN AND MANAGE  Streaming Data Pipelines   GENERATE change stream  DELIVERto Cloud and Data Lakes   REFINEfor analytic use

 Attunity for data lakes VISION  STREAMING DATA PIPELINE AUTOMATION FROM INGEST TO ANALYTICS  For data architects and engineers  Rapidly deliver real-time and analytics-ready data  Remove the time, cost and risk of manual coding           Adaptable to new sources, targets, platforms, technologies

ATTUNITY FOR DATA LAKES



SAP
SAP
RDBMS
DATA WAREHOUSE
FILES
MAINFRAME
GENERATE
DELIVER
REFINE
CAPTURE
PARTITION
Raw Deltas
STANDARDIZE
MERGE
FORMAT
Full Change History
ENRICH
SUBSET
HDS
ODS
Snapshot
Consume
ANALYZE
MONITOR

CDC ingestion into cloud and data lake

Data continuously updated and merged into temporal store

Purpose-built subsets provisioned as required

ATTUNITY
© 2017 Attunity 61

ATTUNITY FOR DATA LAKES



GENERATE
DELIVER
REFINE
SAP
RDBMS
DATA WAREHOUSE
FILES
MAINFRAME
CAPTURE
PARTITION
Raw Deltas
STANDARDIZE
MERGE
FORMAT
Full Change History
ENRICH
SUBSET
HDS
ODS
Snapshot
Consume
ANALYZE
MONITOR
Metadata Services
CATALOG Data
TRACE Lineage
VALIDATE Transfers
ANALYZE Data Usage
3rd PARTY Interoperability
Operations Management
MANAGE Platform
DESIGN Dataflows
MONITOR Tasks
ANALYZE Trends
DESIGN & MANAGE

ATTUNITY

© 2017 Attunity 62

 Attunity for data lakes – emphasis on refine      New TargetsAmazon - S3, EMR, KinesisAzure - HDInsight, ADLS, MySQL, PostgresSQL, Event HubsGoogle - GCS, DataprocSnowflake – AWS, AzureSAP HANA, MapR ES, MemSQL  New AnalyticsCompose for Data Lakes – Amazon, Azure, Google, Hortonworks, ClouderaCompose for DW - Azure SQL DW  New SourcesSAP ECC HANASAP S4 HANAAmazon Redshift                         REFINE     KAFKA  Metadata & Lineage     From hive to spark

                                                                                                                   Product growth vectors  EXPANDOpen Platform to Accelerate Internal and External Development  ATTACHComplete Solution for Data Lake Pipelines  ESSENTIALNecessary for Scale & Pipeline Automation    GENERATE  DELIVER  REFINE  MANAGE

 Solution innovation highlights  65  Allen SkeesVP EngineeringATTUNITY  Dan PotterVP ProductsATTUNITY

 Demonstrations  3 Clouds in 3 Minutes  Complete Automation for Streaming Data Pipelines  1 Billion Changes Per Day  DELIVER  REFINE  MANAGE

               3 clouds in 3 minutes          Real-time  Historic    17    1  Select source and targets  Click ‘Run’  Data streams generated    2  Automatic mapping   WAN optimized & secure  Universal Delivery            CHANGE DATA STREAMS

                 Complete automation for streaming data pipelines          Real-time  Historic  17    GENERATE  DELIVER  REFINE      1  View Pipeline   Generate Streams from Changed Data  Deliver to Cloud Data Lake    2  View Data Structure Created  Merge Real-Time Data  ProvisionNew Analytic Data Set    3  View Analytics-Ready Data

                                 1Billion changes per day  Create structure & update data          Real-time  Historic      Enterprise management for high scale  Visually optimize operations  Configure, execute and monitor data flows  ATTUNITY REAL-TIME DATA INTERGRATION  550DataSources  100Locations  12Attunity Servers

 September 13, 2018  CUSTOMER SUCCESS  Mark LoganPRESIDENT

 Fast rolloutsEfficient execution  Modular architecturesHybrid environments  AdaptIterate  SPEED TIME TO VALUE  REDUCE COMPLEXITY  NAVIGATE CHANGE  CUSTOMERS ARE ON A journey to modern platforms  MARKET REQUIREMENTS

SCALING TO $200M

SALES

- Leadership
- Industry experience
- High performing reps
- Presales consulting
- Term-based licensing

EXPANSION

- Technical Account Managers
- Center of Excellence
- Professional Services
- New end points, new pipelines
- Renewals

ATTUNITY
© 2017 Attunity
72

 RESULTS  * Percent of 107 Attunity Replicate customers responding ”Satisfied” or “Very Satisfied” to PS survey in Q2    H1 INCREASEY/Y      45%ASP Top 10 Deals    51%Direct Revenue        65%License Revenue        99%CUSTOMER SATISFACTION *

 September 13, 2018  ATTUNITY PARTNER  SNOWFLAKE  Chris Healey ATTUNITY PARTNER: SNOWFLAKE

 Chris Healey: VP Global Alliances  The Data Warehouse Built for the Cloud  CONFIDENTIAL AND PROPRIETARY

 Our story  Over 1000 customers today              Over $400M in venture funding from leading investors              First customers 2014, general availability 2015                                    Founded 2012 by industry veterans

1000+ Customers

Adobe · deliveroo · Hotel Tonight · logitech · overstock
Blackboard · iovation · DOORDASH · PlaceIQ
amino · instacart · nielsen · RTR · SOASTA
LIONSGATE · EA · US FOODS · Localytics
A&E · The Orchard · The Kraft Group · Age of Learning
DUO · Spireon · whiteops · RueLaLa

Moving to the cloud

Capital One — Using Snowflake to move data analytics to the cloud

Accelerating enterprise BI and analytics

SONY — Moved from legacy data warehouse systems (appliance & cloud) to Snowflake

Modernizing data platforms

IAC Publishing — Replaced data warehouse appliance + Hadoop with Snowflake

Building new analytic applications

PDX — Delivered new analytic application to pharmacies using Snowflake

© 2018 Snowflake Computing Inc. All Rights Reserved.

77

 Forrester: Snowflake Customers see 604% 3-year ROI   © 2018 Snowflake Computing Inc. All Rights Reserved.  604% ROIStorage savings: $3m+Compute savings: $1m+Labor savings: $1m+Faster time to production: $1m+                      https://www.snowflake.net/resource/forrester-tei-of-snowflake/  Detailed customer interviews show nearly $6m in benefits for the average enterprise, petabyte scale customer

     “We need to give personalized and unique experiences to our customers.”  Linda ApsleyVP of Data EngineeringCapital One  © 2018 Snowflake Computing Inc. All Rights Reserved.

                                                                                                                         The Impact of Database Problems at Capital One  Without the built-in security they needed, Capital One had to painstakingly secure their data warehouse from scratch. Changes or updates had significant implications.  Without a way to failover between regions, the existing solution lacked a critical capability in delivering and protecting data.  With massive concurrency across dozens of business units, database performance was strained to the maximum, slowing analysis times and limiting data to a few.  Slow ad-hoc queries and dashboards                  Data scientists were unable to scale the service to larger queries, significantly inhibiting their ability to find new ways to deliver personalized experiences.  Couldn’t meet the analytics needs of the business  System downtime  Unable to innovate and scale due to complexity   © 2018 Snowflake Computing Inc. All Rights Reserved.  80  Unlimited Concurrency  Fast Elasticity  High Availability  Comprehensive Security

                                                                                                                       The Impact of Snowflake at Capital One  The data science team is now empowered with infinite scalability. Combined with pay as you go billing, they can answer every question quickly, at dramatically lower cost.   Snowflake’s built in security features have delivered the safety that Capital One demands and that their customers deserve.   With built-in failover from US-West to US-East, Capital One has ensured their customer data will always be available, accurate, and ready for analysis.  Delivering customized experience requires a great deal of analytics. Now that the entire team has their own compute resources, anyone can finally ask any question at any time.                  Improved productivity and agility  New business insights  Peace of mind for customers and employees  Performance and access always remain consistent  © 2018 Snowflake Computing Inc. All Rights Reserved.  81    Unlimited Concurrency  Fast Elasticity  High Availability  Comprehensive Security

 This Can’t be Fixed with Traditional Architecture  © 2018 Snowflake Computing Inc. All Rights Reserved.  Shared-diskShared storageSingle cluster  Shared-nothingDecentralized, local storageSingle cluster

A Brand New Architecture



Cloud Services
Management
Optimization
Security
Availability
Transactions
Metadata
Data Science (L)
Data Transformation (M)
Semi-Structured
Semi-Structured
Structured
Structure d
SQL Queries (S)
BI/Reporting (Multi-Cluster M)
Infinite Concurrency
Flexible Cloud Storage For All Kinds of Data
Unlimited Compute Clusters to Serve Every Use
Easy-to-use Service with No Management
Multi-Tenant Snowflake Deployment

© 2018 Snowflake Computing Inc. All Rights Reserved.

83

There's One More Thing: Seamless Data Sharing


Cloud Services
Management
Optimization
Security
Availability
Transactions
Metadata
Share Live Data Instantly
Grant Secure Row Level Access
Use One Share for Many
Data Provider Snowflake Account
Data to Share
NO FTP or EDI
NO Duplicate Files or Storage
NO Additional Charge
Consumer 2 Snowflake Account
Wants provider data for SQL analysts
SQL Analysts WH
Secure Data Share
Data Science WH
Consumer 1 Snowflake Account
Wants provider data for data scientists

Multi-Tenant Snowflake Deployment

© 2018 Snowflake Computing Inc. All Rights Reserved.

84

         Traditional databases are inflexible  Snowflake uses the cloudto enable elasticity    Usage varies    Pay for only what you use with no overprovisioning  Eliminate overbuy  Scale compute up and down, transparently and automatically  No need for capacity planning, make capacity decisions on the fly  Fast Elasticity                          © 2018 Snowflake Computing Inc. All Rights Reserved.  85

   AWS(US West)  AWS(Frankfurt)  AWS(US East)                                                                                                                          AWS(Sydney)                                Azure(Europe 2018)                                Azure(US East H1 2018)  AWS(Ireland H1 2018)                                Global and Multi-Cloud Expansion                                AWS(Brazil 2019)                                AWS(Japan 2018)  AWS(Canada 2018)                                (Planned regions & date)  (Current regions)  © 2018 Snowflake Computing Inc. All Rights Reserved.

Modern Platform for Cloud Data Analytics

ATTUNITY + snowflake

Leading Cloud Data Delivery

- Large-scale, efficient data replication
- Supports many data sources
- Easy to deploy, configure and expand
- Multi-cloud

Leading Cloud Data Warehouse

- Scalable analytic processing
- Supports diverse data types
- Easy to deploy, configure and expand
- Multi-cloud

Attunity Replicate for Snowflake
Automated Data Delivery for Cloud Analytics


RDBMS
EDW
SAP
MAINFRAME
ATTUNITY
REPLICATE
TARGET SCHEMA CREATION
HETEROGENEOUS DATA TYPE MAPPING
OPTIMIZED, PARALLEL CLOUD DATA TRANSER
DDL CHANGE PROPAGATION
FILTERING
TRANSFORMATIONS
snowflake
aws
Azure

   Example: Joint Solution Architecture for a Customer

 September 13, 2018  Competitive Differentiation   Stephen Foster EXECUTIVE VICE PRESIDENT

 ABOUT Stephen Foster  BACKGROUND  Joined GoldenGate Software in May, 2006GoldenGate acquired by Oracle in October, 2009Most recently, AVP of Oracle’s Enterprise Integration Solutions Sales Team in the U.S.Joined Attunity as EVP of Sales, Americas in July, 2018

   WHY I JOINED ATTUNITY  Market driven real-time data integration requirements shift driving architectural shiftAmazon/AWS and Microsoft/Azure are winning IaaS/PaaS warsNeutrality is critical

ATTUNITY – MODERNIZE AND AUTOMATE DATA INTEGRATION

The right architecture for the next generation

Leader in change data capture

- Flexibility
- Neutrality
- Barrier to Entry

Leader in cloud integration & cloud migration solutions

- Relied on by the top cloud vendors
- Migrated more than 80,000 databases
- End-to-end ownership

Leader in ease of use & automation

- Do More with Less
- Faster Time to Market
- Automation

ATTUNITY
© 2017 Attunity
93

Customer drivers  Real-time Heterogeneity Need Complete/End-to-End SolutionNeutrality

 September 13, 2018  FINANCIAL HIGHLIGHTS  Dror Harel-ElkayamCHIEF FINANCIAL OFFICER

 *  © 2017 Attunity  *  © 2017 Attunity  CONTINUOUS REVENUE GROWTH  Total Revenue  License Revenue

 Quarterly Revenue Growth

 *  © 2017 Attunity  *  © 2017 Attunity  GROWTH IN PROFITABILITY  Non-GAAP Operating Profit(US$)

  Debt-Free Balance Sheet      55 Days  $33M    $4M  Record Quarterly Operating Cash Flow  Strong DSO    Cash andShort-Term Deposits

 Target Long-Term Operating Model  % of Revenues (Non-GAAP)  2016  2017  H1-2018  Target Long-Term Model             Gross Margin   88%  86%  87%  90% - 93%  Sales and Marketing  60%  55%  50%  42% - 45%  R&D  22%  21%  20%  15% - 17%  G&A  7%  7%  7%  4% - 5%  Operating Margin  (0)%  4%  11%  23% - 32%  Scaling to $200 Million

               Shimon AlonCHAIRMAN AND CEO  Mark LoganPRESIDENT  Stephen FosterEXECUTIVE VICE PRESIDENT  Dror Harel-ElkayamCHIEF FINANCIAL OFFICER  Itamar AnkorionCHIEF MARKETING OFFICER  Dan PotterVP PRODUCTS

 Attunity 2018 Analyst & Investor Day  HOT MARKET | FAST GROWTH | LARGE OPPORTUNITY

 RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION   (US$ in thousands )    2016  2017  H1 2018  GAAP revenues   $ 54,494    $ 62,098    $ 38,047   Valuation adjustment on acquired deferred service revenue  43   -   -   Non-GAAP revenues  54,537   62,098   38,047   GAAP operating expenses  65,868   64,954   36,376   Cost of revenues   (148)  (162)  (102)  Research and development  (1,210)  (805)  (335)  Sales and marketing   (2,379)  (1,817)  (1,097)  General and administrative   (993)  (927)  (456)  Amortization of acquired intangible assets  (2,372)  (1,347)  (471)  Impairment of acquisition-related intangible assets  (4,122)   -    -   Non-GAAP operating expenses  54,644   59,896  33,915           GAAP operating income (loss)  (11,374)  (2,856)  1,671   Operating adjustments  (11,267)  (5,058)  (2,461)  Non-GAAP operating income (loss)  (107)  2,202   4,132           GAAP financial income (expenses), net   (54)  (101)  88   Revaluation of liabilities presented at fair value  (207)  (212)   -   Accretion of payment obligations  (8)   -    -   Non -GAAP financial income (expenses), net   (269)  (313)  88          -   GAAP income tax benefit (taxes on income)  735   (3,756)  (1,298)  Taxes on income (tax benefits) related to non-GAAP adjustments  (2,587)  206   246   Non-GAAP taxes on income  (1,852)  (3,550)  (1,052)          GAAP net income (loss)  (10,693)  (6,713)  461   Valuation adjustment on acquired deferred revenue  43    -    -   Amortization of acquired intangible assets  2,372   1,347   471   Impairment of acquisition-related intangible assets  4,122    -    -   Acquisition related expenses  779    -    -   Stock-based compensation  3,951   3,711   1,990   Revaluation of liabilities presented at fair value  (207)  (212)   -   Accretion of payment obligations  (8)   -    -   Taxes on income (tax benefits) related to non-GAAP adjustments  (2,587)  206   246   Non-GAAP net income (loss)   $ (2,228)   $ (1,661)   $ 3,168